SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On June 15, 2009, Korea Electric Power Corporation (“KEPCO”) entered into a definitive agreement with Denison Mines Corporation (“Denison”) to purchase 58.0 million shares, or 17.0%, of the share capital of Denison for an aggregate purchase price of C$75.4 million. As a result of such share purchase, KEPCO is expected to become the largest shareholder of Denison. Under the terms of the agreement, KEPCO will be entitled to procure up to 300 metric tons of uranium per annum, which amounts to approximately 20% of Denison’s current annual uranium production, during the period from 2010 to 2015. For the period from 2016, KEPCO will also be entitled to procure up to 20% of Denison’s then annual uranium production so long as KEPCO beneficially owns 10% or more of Denison’s share capital.

The shares will be purchased by a special purpose entity to be newly established in Canada, which will be owned 75:25, respectively, between KEPCO and its wholly-owned nuclear generation subsidiary, Korea Hydro & Nuclear Power Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: June 17, 2009